

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 14, 2017

Via E-mail
R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

**Re:     Medical Properties Trust Inc.**
**MPT Operating Partnership, L.P.**
**Form 10-K for Fiscal Year Ended**
**December 31, 2016**
**Filed March 1, 2017**
**File No. 001-32559 and 333-177186**

Dear Mr. Hamner.

We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities